1. Name and Address of Reporting Person
   Meldahl, Michael J.
   130 N Main Street
   Butte, MT 59701
   USA
2. Issuer Name and Ticker or Trading Symbol
   Touch America Holdings, Inc.
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President & COO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Preferred Stock                 03/01/2002            D         -4          D   $110.0000  0 <F1>         D
Common Stock                    03/15/2002            F         -1626       D   $3.9550    16138.939 <F2> D
Common Stock                                                                               12187.824 <F3> I           BY TTEE RET &
                                                                                                                      SAV PLAN
                                                                                                                      (401K)

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $1.605   07/24/2         A         20000       07/24/2003 07/24/2012 Common  200000   $1.6050    200000  D
Options              002                       0                                 Stock                       <F4>
(Right to
buy)
Stock       $18                                                       04/06/2008 Common                      24000   D
Options                                                                          Stock                       <F5>
(Right to
buy)
Stock       $27.5625                                                  10/25/2009 Common                      80300   D
Options                                                                          Stock                       <F6>
(Right to
buy)
Stock       $32.5                                                     08/21/2010 Common                      64300   D
Options                                                                          Stock                       <F7>
(Right to
buy)
Stock       $35.3594                                                  06/21/2009 Common                      50000   D
Options                                                                          Stock                       <F8>
(Right to
buy)
Stock       $38.6875                                                  06/26/2010 Common                      50000   D
Options                                                                          Stock                       <F9>
(Right to
buy)

Explanation of Responses:

<F1>
Upon shareholder approval, the shares were called for redemption by the Company.
<F2>
Includes 2.904 shares acquired through the reinvestment of dividends from May 2001 to November 2001.
<F3>
Includes 2,687.264 shares acquired under the Retirement and Savings Plan (401K) since May 2001.
<F4>
66,667 shares became exercisable on 7/24/03, 66,667 share became exercisable on 7/24/04 and 66,666 shares became exercisable on 7/24/05.
<F5>
Exercisable 04/06/2000.
<F6>
40,150 shares became exercisable on 3/10/2000 and 40,150 shares became exercisable 2/15/02.
<F7>
The option is first exercisable on 8/21/2008, except certain performance measures allow for "Early Vesting".
<F8>
Exercisable 06/21/2001.
<F9>
Exercisable 06/26/2002.

SIGNATURE OF REPORTING PERSON
/s/ Michael J. Meldahl

DATE
02/13/2003